UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 11-K

ANNUAL REPORT

PURSUANT TO SECTION 15(D) OF THE

SECURITIES EXCHANGE ACT OF 1934

(Mark One:)

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE
ACT OF 1934 [NO FEE REQUIRED].

For the fiscal year ended December 31, 2002

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE
ACT OF 1934 [NO FEE REQUIRED].

For the transition period from                      to

Commission file number 001-14195

A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

AMERICAN TOWER RETIREMENT SAVINGS PLAN

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

AMERICAN TOWER CORPORATION

116 Huntington Avenue

Boston, Massachusetts 02116

AMERICAN TOWER

RETIREMENT SAVINGS PLAN

Schedules required under the Employee Retirement Income Security Act of 1974, other than the schedules listed above, are omitted because of the absence of conditions under which such schedules are required.

INDEPENDENT AUDITORS’ REPORT

To the Plan Administrator and Participants of the

    American Tower Retirement Savings Plan

116 Huntington Avenue

Boston, Massachusetts

We have audited the accompanying statements of net assets available for benefits of the American Tower Retirement Savings Plan (the “Plan”) as of December 31, 2002 and 2001, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2002 and 2001, and the changes in net assets available for benefits for the years then ended, in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules listed in the Table of Contents are presented for the purpose of additional analysis and are not a required part of the basic financial statements but are supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. These schedules are the responsibility of the Plan’s management. Such supplemental schedules have been subjected to the auditing procedures applied in our audits of the basic 2002 financial statements and, in our opinion, are fairly stated in all material respects when considered in relation to the basic financial statements taken as a whole.

/s/ DELOITTE & TOUCHE LLP

Boston, Massachusetts

June 25, 2003

AMERICAN TOWER

RETIREMENT SAVINGS PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

DECEMBER 31, 2002 AND 2001

	2002	2001
ASSETS:
Investments:
Mutual funds	$28,905,713	$33,142,246
Common stock	1,076,608	1,080,602
Participant loans	853,685	991,861

Total investments	30,836,006	35,214,709
Contributions receivable	254,466	464,549

NET ASSETS AVAILABLE FOR BENEFITS	$31,090,472	$35,679,258

See notes to financial statements.

AMERICAN TOWER

RETIREMENT SAVINGS PLAN

STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

YEARS ENDED DECEMBER 31, 2002 AND 2001

	2002	2001
ADDITIONS:
Investment activity:
Net depreciation in fair value of investments	$(6,687,337)	$(3,889,831)
Dividends and interest	572,635	596,892

Net investment activity	(6,114,702)	(3,292,939)

Contributions:
Participant	9,132,800	12,751,161
Employer	1,753,419	2,273,608

Total contributions	10,886,219	15,024,769

Total additions	4,771,517	11,731,830

DEDUCTIONS:
Benefits paid to participants	(9,225,504)	(2,813,567)
Administrative expenses	(134,799)	(114,525)

Total deductions	(9,360,303)	(2,928,092)

NET (DECREASE) INCREASE BEFORE TRANSFER	(4,588,786)	8,803,738
TRANSFER IN FROM MERGED PLAN		6,305,416

NET (DECREASE) INCREASE	(4,588,786)	15,109,154
NET ASSETS AVAILABLE FOR BENEFITS:
Beginning of year	35,679,258	20,570,104

End of year	$31,090,472	$35,679,258

See notes to financial statements.

AMERICAN TOWER

RETIREMENT SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS

1.	DESCRIPTION OF THE PLAN

The following description of the American Tower Retirement Savings Plan (the “Plan”) provides general information only. Participants should refer to the summary plan description and the plan document for a more complete description of the Plan’s provisions.

General Information – The Plan is a defined contribution plan available to substantially all employees of American Tower Corporation (the “Company” or the “Plan Sponsor”) and its subsidiaries. The Company’s Benefits Committee, as Plan Administrator, controls and manages the operation and administration of the Plan. Fidelity Management Trust Company serves as the trustee of the Plan. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”).

Participant Contributions – Prior to June 30, 2002, participants could contribute up to 15% of pretax annual compensation, as defined in the Plan, subject to limits set by the Internal Revenue Code (the “Code”). Effective July 1, 2002, the annual percentage maximum for employee pretax contributions was raised from 15% of eligible compensation to 25% of eligible compensation. In addition, effective January 1, 2002, participants age 50 and older may make catch-up contributions. Participants may also contribute amounts representing distributions from other qualified plans.

Employer Contributions – Each year, the Company may make discretionary matching contributions to be determined annually based on a percentage of an employee’s pretax contributions. Matching contributions are subject to a maximum of 5% of an employee’s eligible compensation contributed to the Plan. For 2002 and 2001, the Company’s matching contribution was 35% of the first 5% of eligible compensation contributed by a participant.

Participant Accounts – Each participant’s account is effected for the participant’s contributions and withdrawals, as applicable, and allocations of (a) the Company’s contributions and (b) plan earnings or losses. Allocations are based on participant contributions (Company match) or account balances (Plan earnings or losses). The benefit to which a participant is entitled is the benefit that can be provided from his or her account.

Vesting – Participants are immediately vested in their contributions plus actual earnings thereon. Vesting in the Company contribution portion of their accounts (plus actual earnings thereon) is based on years of credited service. Effective January 1, 2002, for participants who perform a minimum of one hour of service on or after that date, the Plan was amended to change the vesting percentage from 20% per year to 25% per year, in each case beginning after one year of service, until a participant becomes fully vested.

Payment of Benefits – Total or partial cash distributions from the Plan are permitted upon a participant’s attainment of age 59½, termination of employment, retirement, death or disability. In addition, withdrawals are also permitted for certain events that result in financial hardship to the participant.

Forfeitures – Unvested Company contributions and earnings thereon that have been forfeited can be applied against administrative expenses of the Plan and to reduce future Company contributions. At December 31, 2002 and 2001, forfeited, nonvested participant accounts totaled approximately $463,000 and $257,000, respectively. See note 4.

Investments – Participants direct the investment of their contributions and Company matching contributions into various investment options offered by the Plan. The Plan currently offers several mutual funds and American Tower Corporation common stock as investment options for participants.

1.	DESCRIPTION OF THE PLAN (CONTINUED)

Participant Loans – Participants may borrow from their accounts a minimum of $1,000. The maximum amount is the lesser of one-half of a participant’s vested account balance or $50,000, reduced by the highest outstanding loan balance in a participant’s account during the prior twelve-month period. Loans are fully secured by the participant’s vested interest in his or her account. Loan terms generally range from one to five years with terms extending to ten years for loans associated with the purchase of a primary residence. Participant loans bear interest at a rate commensurate with local prevailing rates at the date of the loan. The applicable interest rates for outstanding loans ranged from 4.25% to 9.50% as of December 31, 2002 and from 5.00% to 9.50% as of December 31, 2001. Principal and interest are paid ratably through payroll deductions.

Transfer in from Other Plan – In June 2001, the assets of the Kline Iron & Steel Company, Inc. 401(k) Profit Sharing Plan, approximating $6.3 million, were merged into the Plan. Kline Iron & Steel Company, Inc. is a wholly owned subsidiary of the Company.

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Method of Accounting – The accompanying financial statements have been prepared on the accrual basis of accounting in accordance with accounting principles generally accepted in the United States of America.

Use of Estimates – The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results may differ from those estimates.

The Plan invests in American Tower Corporation common stock and mutual funds which hold securities, including U.S. government securities, corporate debt instruments and corporate stock. Investment securities, in general, are exposed to various risks related to interest rates, credit and overall market volatility. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in values of investment securities will occur in the near term and that such changes could materially affect the amounts reported in the financial statements.

Investment Valuation and Income Recognition – Mutual funds and common stock are stated at fair value based on quoted market prices. Participant loans are stated at cost, which approximates fair value. Purchases and sales of securities are recorded on a trade-date basis. Dividends are recorded on the ex-dividend date. Interest is recorded when earned.

Expenses – All expenses are paid by the Plan or the Company, as provided for in the Plan.

Payment of Benefits – Benefits are recorded when paid.

3.	INVESTMENTS

Investments representing five percent or more of the Plan’s net assets available for benefits as of December 31, are as follows:

	2002	2001
Fidelity U.S. Bond Index Fund	$4,808,238	$2,797,241
Fidelity Retirement Money Market Portfolio	4,455,015	4,989,685
Fidelity Growth Company Fund	4,249,731	6,794,270
Fidelity Growth & Income Portfolio	4,081,109	5,013,049
Fidelity Magellan Fund	4,073,037	5,161,061
Spartan U.S. Equity Index Fund	2,517,920	3,586,224
Fidelity Worldwide Fund	2,032,668	2,589,755
Fidelity Puritan Fund	1,958,437	2,210,961

During the years ended December 31, 2002 and 2001, the Plan’s investments (including gains and losses on investments bought and sold, as well as held, during the year) depreciated in value as follows:

	2002	2001
Mutual funds	$(6,206,055)	$(2,917,263)
Common stock	(481,282)	(972,568)

Total	$(6,687,337)	$(3,889,831)

4.	PLAN TERMINATION AND AMENDMENTS

Although it has not expressed any intention to do so, the Board of Directors of the Company has the right under the Plan to suspend its contributions at any time and to terminate the Plan subject to the provisions set forth in ERISA. In the event of any termination of the Plan, or upon complete or partial discontinuance of contributions, the accounts of each affected participant shall become fully vested. A significant number of employee terminations may result in a partial plan termination. In the event that a partial plan termination has occurred, the affected terminated participants’ accounts (primarily included in the forfeiture balance) will become fully vested. See note 1.

The Board of Directors of the Company also has the right to amend the Plan, in whole or in part, subject to the provisions of ERISA. During 2002, the Plan was amended to (i) increase the deferral contribution limit from 15% to 25% of a participant’s eligible compensation as of July 1, 2002; (ii) add a catch-up contribution feature for participants age 50 and older, effective January 1, 2002; and (iii) change the vesting percentage from 20% per year to 25% per year (beginning after one year of service) until a participant becomes fully vested, effective for participants who perform a minimum of one hour of service on or after January 1, 2002.

5.	TAX STATUS

The Plan has not yet received a determination letter from the Internal Revenue Service regarding the Plan’s compliance with the applicable provisions of the Code. However, the Company believes that the Plan is currently designed and being operated in accordance with the provisions of the Code. Accordingly, no provision for income taxes has been included in the Plan’s financial statements.

6.	RELATED-PARTY TRANSACTIONS

The Plan’s investments as of December 31, 2002 and 2001 include shares of mutual funds held in trust by Fidelity Management Trust Company, the Plan’s trustee. Fees paid by the Plan to Fidelity Management Trust Company for the years ended December 31, 2002 and 2001 were $134,799 and $114,525, respectively. In addition, FMR Corp. and its various affiliates, including Fidelity Management Trust Company, owned approximately 28.1 million shares of Class A common stock of the Plan Sponsor as of December 31, 2002 (based on FMR Corp.’s Schedule 13G filed on February 13, 2003).

At December 31, 2002 and 2001, the Plan held 304,988 and 114,108 shares, respectively, of Class A common stock of the Plan Sponsor, with a cost basis of $1,801,279 and $1,993,280, respectively. The Plan Sponsor did not make dividend payments during the years ended December 31, 2002 and 2001.

7.	RECONCILIATION OF FINANCIAL STATEMENTS TO FORM 5500

The following is a reconciliation of net assets available for benefits in the accompanying financial statements to amounts reported in the Company’s Form 5500 at December 31, 2002 and 2001:

	2002	2001
Net assets available for benefits per the financial statements	$31,090,472	$35,679,258
Contributions receivable	(254,466)	(464,549)

Net assets available for benefits per the Form 5500	$30,836,006	$35,214,709

The following is a reconciliation of contributions in the accompanying financial statements to amounts reported in the Company’s Form 5500 for the years ended December 31, 2002 and 2001:

	2002	2001
Contributions per the financial statements	$10,886,219	$15,024,769
Decrease in contributions receivable	210,083	260,503

Contributions per the Form 5500	$11,096,302	$15,285,272

8.	NON-EXEMPT TRANSACTIONS

The Company remitted December 2002 participant contributions to the trustee later than required by Department of Labor (“DOL”) regulation 2510.3-102. Participant accounts will be credited with the amount of investment income which would have been earned had the contributions been remitted on a timely basis.

* * * * * *

AMERICAN TOWER

RETIREMENT SAVINGS PLAN

FORM 5500, SCHEDULE G, PART III – SCHEDULE OF NON-EXEMPT TRANSACTIONS

YEAR ENDED DECEMBER 31, 2002

a) Identity of Party Involved	b) Relationship to Plan, Employer or Other Party-in- Interest	c) Description of Transactions, Including Maturity Date, Rate of Interest, Collateral, Par or Maturity Value	d) Purchase Price	e) Selling Price	f) Lease Rental	g) Expenses Incurred in Connection with Transaction	h) Cost of Asset	i) Current Value of Asset	j) Net gain or (loss) on each transaction

American Tower Corporation*	Plan Sponsor	Late deposits of participant contributions; deposits since made; earnings will be credited.	-	-	-	-	$1,153**	$15,713***	$14,560

*	Represents a party-in-interest to the Plan.

**	Participant contributions, totaling $1,153, were withheld from the Company’s payroll but not deposited within a period of not later than 15 business days of the next month, as required by DOL regulations.

***	Represents the total of untimely deposits of participant contributions related to the 2002 plan year, as well as the amount of corrective earnings on those deposits and actual and estimated corrective earnings on late deposits prior to the 2002 plan year (all calculated in a manner consistent with the DOL’s Voluntary Fiduciary Correction Program).

AMERICAN TOWER

RETIREMENT SAVINGS PLAN

FORM 5500, SCHEDULE H, PART IV, LINE 4i – SCHEDULE OF ASSETS (HELD AT END OF YEAR)

DECEMBER 31, 2002

a)	b) Identity of Issue, Borrower, Lessor or Similar Party	c) Description of Investment including Maturity Date, Interest Rate, Collateral, Par or Maturity Value	d) Cost**	e) Current Value
*	Fidelity Investments	U.S. Bond Index Fund		$4,808,238
*	Fidelity Investments	Retirement Money Market Portfolio		4,455,015
*	Fidelity Investments	Growth Company Fund		4,249,731
*	Fidelity Investments	Growth & Income Portfolio		4,081,109
*	Fidelity Investments	Magellan Fund		4,073,037
*	Fidelity Investments	Spartan U.S. Equity Index Fund		2,517,920
*	Fidelity Investments	Worldwide Fund		2,032,668
*	Fidelity Investments	Puritan Fund		1,958,437
*	Fidelity Investments	Low-Priced Stock Fund		387,233
*	Fidelity Investments	Mid-Cap Stock		113,877
*	Fidelity Investments	Freedom 2020		81,757
*	Fidelity Investments	Freedom 2030		46,631
*	Fidelity Investments	Freedom Income		39,813
*	Fidelity Investments	Freedom 2010		33,835
*	Fidelity Investments	Freedom 2000		18,784
*	Fidelity Investments	Freedom 2040		7,628

*	American Tower Corporation	Class A common stock		1,076,608

*	Participants	Loans with various interest rates from 4.25% to 9.50% and various maturity dates through 2012		853,685

	Total			$30,836,006

*	Represents a party-in-interest to the Plan.

**	Cost information is not required for participant directed investments and therefore has not been included.

The Plan.    Pursuant to the requirements of the Securities Exchange Act of 1934, the Benefits Committee of American Tower Corporation, as Plan Administrator, has duly caused this annual report to be signed on behalf of the undersigned hereunto duly authorized, in the city of Boston, Massachusetts on the 30th day of June 2003.

AMERICAN TOWER RETIREMENT SAVINGS PLAN

By:	/s/ JUSTIN D. BENINCASA
Justin D. Benincasa Member, Benefits Committee

The following exhibits are filed as part of this Annual Report on Form 11-K.

Exhibit Index

Exhibit Number	Description
23.1	Consent of Deloitte & Touche LLP

99	Certification pursuant to 18 U.S.C. Section 1350